HEMCURE, INC.
11839 East Smith Avenue
Santa Fe Springs, California
Telephone (562) 447-1780

November 15, 2007

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Hemcure, Inc.
Amendment to Form SB-2
Filed November 9, 2007
File No. 333-144861
Form WD - Withdrawal of a Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Hemcure, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof, of the amendment to the Company’s registration statement on Form SB-2, File No. 333-144861, together with all exhibits thereto (the “Amendment”).

The Company requests withdrawal of the Amendment because it was inadvertently filed as a pre-effective amendment rather than as a post-effective amendment.

If you have any questions or comments or require further information or documentation, please do not hesitate to contact Mary Ann Sapone of Richardson & Patel LLP, the Company’s outside counsel, at (707) 937-2059.

Respectfully submitted,

HEMCURE, INC.

By:  /s/ Arthur Liu
Arthur Liu, Chief Executive Officer